                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------


                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


                               -------------

                             (Amendment No. 4)

                       Intek Diversified Corporation
--------------------------------------------------------------------------
                             (Name of Issuer)

   Common Stock, $0.01 par value                   458134 10 3
-----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

                          Howard Chatzinoff, Esq.
                        Weil, Gotshal & Manges LLP
                             767 Fifth Avenue
                            New York, NY 10153
                              (212) 310-8000
--------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                             December 3, 1996
--------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                     (Continued on following page(s))
                           (Page 1 of 19 Pages)

 CUSIP No.       458134 10 3             13D           Page 2 of 19


     1     NAME OF REPORTING PERSON:    Securicor Communications Limited

           S.S. OR I.R.S. IDENTIFICATION NO.   N/A
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  OO

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      United Kingdom
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:       25,000,000
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     0
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  25,000,000
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       0
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       25,000,000
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   62.65%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No.       458134 10 3             13D           Page 3 of 19


     1     NAME OF REPORTING PERSON:    Securicor International Limited

           S.S. OR I.R.S. IDENTIFICATION NO.   N/A
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  OO

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      United Kingdom
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       937,042
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     0
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  937,042
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       0
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       937,042
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  2.35%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No.       458134 10 3             13D           Page 4 of 19

     1     NAME OF REPORTING PERSON:    Security Services plc

           S.S. OR I.R.S. IDENTIFICATION NO.   N/A
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  N/A

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      United Kingdom
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       25,937,042
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     0
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  25,937,042
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       0
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       25,937,042
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  65.00%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No.       458134 10 3             13D           Page 5 of 19

     1     NAME OF REPORTING PERSON:    Securicor Group plc

           S.S. OR I.R.S. IDENTIFICATION NO.   N/A
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  N/A


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      United Kingdom
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       25,937,042
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     0
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  25,937,042
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       0
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       25,937,042
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  65.00%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No.       458134 10 3             13D           Page 6 of 19


     1     NAME OF REPORTING PERSON:    Securicor plc

           S.S. OR I.R.S. IDENTIFICATION NO.   N/A
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  N/A

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      United Kingdom
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       25,937,042
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     0
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  25,937,042
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       0
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       25,937,042
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  65.00%

    14     TYPE OF REPORTING PERSON:    CO

     This amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") by Securicor International Limited ("Securicor International") with respect to its ownership of common stock, par value $.01 per share (the "Common Stock"), of Intek Diversified Corporation (the "Issuer"). Unless otherwise indicated, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

     Item 2.   Identity and Background
               -----------------------

     Item 2 is hereby amended and supplemented by the addition of the following information:

     (a) - (c) Securicor Communications Limited ("Securicor Communications") is a corporation formed under the laws of England and Wales. Securicor Communications is an affiliate of Securicor International and a direct or indirect subsidiary of Security Services plc ("Security Services"), Securicor Group plc ("Securicor Group") and Securicor plc ("Securicor" and, together with Securicor International, Securicor Communications, Security Services and Securicor Group, the "Corporations"). The address of Securicor Communications' principal place of business is Sutton Park House, 15 Carshalton Road, Sutton, Surrey SM1 4LD, United Kingdom. The principal business of Securicor Communications is the provision of cellular services, vehicle tracking, telecommunications and associated communications services.

     The name, business address and principal occupation or employment of each of the directors and executive officers of Securicor
     Communications are as follows:

                                  Position with      Principal
                                  Securicor          Occupation or
      Name and Business Address   Communications     Employment
      -------------------------   --------------     -------------

      Andrew John Parker          Director           Managing
      Aquila House                                   Director,
      35 London Road                                 Securicor
      Redhill                                        Cellular
      Surrey RH1 1NR                                 Services
                                                     Limited

      Roger Sydney William Hale   Director           Chief
      Wiggs                                          Executive,
      Sutton Park House                              Securicor plc
      15 Carshalton Road
      Sutton
      Surrey SM1 4LD

      Michael Geoffrey            Director           Finance
      Wilkinson                                      Director,
      Sutton Park House                              Securicor plc
      15 Carshalton Road                             Communications
      Sutton                                         Division
      Surrey SM1 4LD

      Dr. Edmund Alan Hough       Director           Chief
      Sutton Park House                              Executive,
      15 Carshalton Road                             Securicor plc
      Sutton                                         Communications
      Surrey SM1 4LD                                 Division

      Christopher Charles         Director           Finance
      Shirtcliffe                                    Director,
      Sutton Park House                              Securicor plc
      15 Carshalton Road
      Sutton
      Surrey SM1 4LD

      Anne Patricia Munson        Company Secretary  Personal
      Sutton Park House                              Assistant to
      15 Carshalton Road                             Chief
      Sutton                                         Executive,
      Surrey SM1 4LD                                 Securicor plc

     (d) - (e) During the last five years, neither Securicor Communications nor, to its knowledge, any of the other persons identified pursuant to Paragraphs (a) through (c) of this Item 2, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) To the knowledge of Securicor Communications, each of the individuals identified pursuant to Paragraphs (a) through (c) is a citizen of the United Kingdom.

     Item 4.   Purpose of the Transaction.
               --------------------------

     Item 4 is hereby amended and supplemented by the addition of the following information:

     On December 3, 1996, the transactions contemplated by the Stock Purchase Agreement, dated as of June 18, 1996 and amended by agreement of the parties as of September 19, 1996 (the "Stock Purchase Agreement"), were consummated and Securicor Communications received 25,000,000 shares of Common Stock in exchange for all of the issued and outstanding securities (other than certain preferred shares) of Securicor Radiocoms Limited ("Securicor Radiocoms"), formerly a subsidiary of Securicor Communications.

     Separately, pursuant to a Sale of Assets and Trademark License Agreement, dated as of June 18, 1996 and amended and restated by agreement of the parties as of September 19, 1996 (the "Asset Sale Agreement"), among the Issuer, Simmonds Capital Limited ("Simmonds Capital") and Midland International Corporation ("Midland"), an indirect wholly-owned subsidiary of Simmonds Capital, 1,685,000 shares of escrowed Common Stock were released to Simmonds Capital upon the closing of the transactions contemplated by the Stock Purchase Agreement. There are 655,000 shares of Common Stock remaining in escrow for Simmonds Capital pending calculation of possible pricing adjustments.

     The closing of the transactions contemplated by the Stock Purchase Agreement has resulted in the combination of the narrowband wireless technology and manufacturing operations of Securicor Radiocoms with
     (i) the air time services business of Roamer One, Inc., a subsidiary of the Issuer, and (ii) the U.S.

     Land Mobile Radio business previously owned by Midland and acquired by the Issuer on September 20, 1996 pursuant to the Asset Sale Agreement. Upon the consummation of the transactions contemplated by the Stock Purchase Agreement, the Corporations beneficially owned an aggregate of 25,937,042 shares of Common Stock, or approximately 65.0% of the 39,902,804 issued and outstanding shares of Common Stock.

     Except as set forth herein, the Corporations have no present plans or proposals which relate to or would result in any of the events required to be disclosed under this Item 4.

     Item 5.   Interest in Securities of the Issuer.
               ------------------------------------

               Item 5 is hereby amended and supplemented by the addition of the following information:

               (a) As of December 3, 1996, the Corporations beneficially owned the following shares of Common Stock:

                    (i) Securicor International is the direct owner of 937,042 shares of Common Stock. The 937,042 shares represent approximately 2.35% of the 39,902,804 outstanding shares of Common Stock.

                    (ii) Securicor Communications is the direct owner of 25,000,000 shares of Common Stock. The 25,000,000 shares represent approximately 62.65% of the 39,902,804 outstanding shares of Common Stock.

                    (ii) By virtue of its ownership of all of the outstanding shares of Securicor International and Securicor
     Communications, Security Services is for purposes of this Schedule 13D a beneficial owner of all the shares of Common Stock beneficially owned by Securicor International and Securicor Communications.

                    (iii) By virtue of its ownership of all of the outstanding shares of Security Services, Securicor Group is for purposes of this Schedule 13D a beneficial owner of all the shares of Common Stock beneficially owned by Security Services.

                    (iv) By virtue of its ownership of all of the outstanding shares of Securicor Group, Securicor is for purposes of this Schedule 13D a beneficial owner of all the shares of Common Stock beneficially owned by Securicor Group.

               (b) Security Services, Securicor Group and Securicor, as the direct and indirect sole stockholders of Securicor International and Securicor Communications, can control the voting and dispositive powers of Securicor International and Securicor Communications with respect to the 937,042 shares of Common Stock beneficially owned by Securicor International and with respect to the 25,000,000 shares of Common Stock beneficially owned by Securicor Communications. As a result, Security Services, Securicor Group and Securicor have taken the position that they each have sole voting and dispositive power with respect to all of such shares.

               (c) On December 3, 1996, pursuant to the Stock Purchase Agreement, Securicor Communications acquired 25,000,000 shares of the Common Stock in exchange for all of the issued and outstanding securities (other than certain preferred shares) of Securicor Radiocoms, formerly a subsidiary of Securicor Communications. The transaction was closed in the offices of Weil, Gotshal and Manges LLP at 767 Fifth Avenue, New York, New York 10153.

               (d)  Not applicable.

               (e) As of December 3, 1996, Securicor International ceased to be the beneficial owner of more than five percent of the Common Stock due to the issuance of 25,000,000 additional shares of Common Stock to Securicor Communications.

     Item 6.   Contracts, Arrangements, Understandings or Relationships
               --------------------------------------------------------
               with Respect to Securities of the Issuer.
               ----------------------------------------

     Item 6 is hereby amended and supplemented by the addition of the following information:

     There are no contracts, arrangements, understandings or relationships with respect to any securities of the Issuer (i) among any of the persons identified pursuant to Item 2 above, and (ii) between (a) any of the persons identified pursuant to Item 2 and (b) any other person, other than the following agreements:

     On December 3, 1996, the Issuer assumed the outstanding secured obligations of its wholly-owned subsidiary to Securicor Communications under the Interim Loan ($5,912,047.22) (as defined in Amendment No. 3 to the Schedule 13D), and such obligations have become unsecured obligations of the Issuer. In connection with this assumption, Securicor Communications and the Issuer entered into an Amended and Restated Loan Agreement (the "Amended Loan Agreement"). Pursuant to the terms of the Amended Loan

     Agreement, the Issuer may borrow up to $15 million and may utilize the loan proceeds for the general corporate purposes of the Issuer and its subsidiaries. Interest on borrowings under the Amended Loan Agreement accrues at the Composite Prime Rate (as defined therein) plus one percent (1%) per annum until December 31, 1997, and at 11% per annum thereafter until maturity (on June 30, 2001). Such interest will be capitalized as set forth in the Amended Loan Agreement. Borrowings under the Amended Loan Agreement are subordinate to the rights of certain senior indebtedness.

     Also on December 3, 1996, the Issuer, Roamer One Holdings, Inc., Securicor Communications, Simmonds Capital, Midland, Anglo York Industries, Inc., CHOI & CHOI HK Limited and Murray Sinclair entered into a Registration Rights Agreement (the "Registration Rights Agreement"). The Registration Rights Agreement provides certain demand registration rights and incidental registration rights to certain stockholders, including Simmonds Capital, Midland, Roamer One Holdings, Inc., Securicor Communications, Securicor International, Anglo York Industries, Inc. and CHOI & CHOI HK Limited with respect to shares of Common Stock or options to acquire shares of Common Stock ("Registrable Securities"). Demand registration rights granted to eligible demand holders are subject to certain qualifications, including without limitation the following: (i) certain minimum numbers of Registrable Securities must be tendered to effectuate a demand registration; and (ii) the reasonably anticipated aggregate offering price of Registrable Securities offered pursuant to a demand registration must exceed $3,000,000. The following table illustrates the number of registrations which each eligible demand holder may demand and the minimum number of registrable securities which must be tendered in making a demand registration:

                                                   Minimum No. of
                                                   Shares To Be
                                    No. of Demand  Registered
      Eligible Demand Holders       Registrations  Per Demand
      -----------------------       -------------  --------------

      Securicor                     5              2,500,000

      Simmonds Capital and          3              1,250,000
      Midland, collectively

      Roamer One Holdings, Inc.     2              1,250,000

      Anglo York                    1              No minimum



     In addition to the above demand registration rights, eligible demand holders shall be entitled to register Registrable Securities by "piggy backing" on any public offering of equity securities by the Issuer, subject to certain priorities as described in the Registration Rights Agreement.

     Reference is hereby made to the Loan Agreement filed as Exhibit (3) to
     ----------------------------------------------------------------------
     Amendment No. 3 to Schedule 13D, and to the Registration Rights
     ---------------------------------------------------------------
     Agreement, the Amended Loan Agreement and the Promissory Note which
     -------------------------------------------------------------------
     are filed herewith as Exhibits (2), (3) and (4) respectively.
     -------------------------------------------------------------

     Item 7.   Material to be Filed as Exhibits.
               ---------------------------------

               The following are filed herewith as exhibits to this
     Schedule 13D:

     (1) Press Release, dated December 3, 1996, of the Issuer and Securicor Communications.

     (2) Registration Rights Agreement, dated as of December 3, 1996, among the Issuer, Roamer One Holdings, Inc., Securicor
          Communications, Simmonds Capital, Midland International
          Corporation, Anglo York Industries, Inc., Choi & Choi HK Limited and Murray Sinclair.

     (3) Amended and Restated Loan Agreement, dated as of December 3, 1996, between the Issuer and Securicor Communications.

     (4) Promissory Note, dated December 3, 1996, by the Issuer to Securicor Communications.

     (5) Amended and Restated Joint Acquisition Agreement, dated December 3, 1996, by and among Securicor, Securicor Group, Security Services, Securicor International and Securicor Communications

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   SECURICOR COMMUNICATIONS LIMITED


     Date:  December 11, 1996      /s/ M.G. Wilkinson
                                   ----------------------------
                                   Name:  M.G. Wilkinson
                                   Title: Director

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   SECURICOR INTERNATIONAL LIMITED


     Date:  December 11, 1996      /s/ Nigel Griffiths
                                   -------------------------------
                                   Name:  Nigel Griffiths
                                   Title: Director

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   SECURITY SERVICES PLC


     Date:  December 11, 1996      /s/ Nigel Griffiths
                                   -----------------------------
                                   Name:  Nigel Griffiths
                                   Title: Director

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   SECURICOR GROUP PLC


     Date:  December 11, 1996      /s/ Nigel Griffiths
                                   ---------------------------------
                                   Name:  Nigel Griffiths
                                   Title: Director

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   SECURICOR PLC


     Date:  December 11, 1996      /s/ Nigel Griffiths
                                   --------------------------------
                                   Name:  Nigel Griffiths
                                   Title: Director

                                  EXHIBIT INDEX

     Exhibit No.              Exhibit
     -----------              -------

          (1) Press Release, dated December 3, 1996, of the Issuer and Securicor Communications.

          (2) Registration Rights Agreement, dated as of December 3, 1996, among the Issuer, Roamer One Holdings, Inc., Securicor Communications, Simmonds Capital, Midland International Corporation, Anglo York Industries, Inc., Choi & Choi HK Limited and Murray Sinclair.

          (3) Amended and Restated Loan Agreement, dated as of December 3, 1996, between the Issuer and Securicor Communications.

          (4) Promissory Note, dated December 3, 1996, by the Issuer to Securicor Communications.

          (5) Amended and Restated Joint Acquisition Agreement, dated December 3, 1996, by and among Securicor, Securicor Group, Security Services, Securicor International and Securicor Communications.

     NYFS09...:\73\73273\0003\1748\SCHD026R.11A